EXHIBIT 99.1

T 604.682.3701 Suite 900, 570 Granville Street ir@coralgold.com F 604.682.3600 Vancouver, BC V6C 3P1 www.coralgold.com

January 13, 2014	Trading Symbols: TSX Venture – CLH US OTC.BB – CLHRF Berlin and Frankfurt – GV8

CORAL RECEIVES APPROVAL OF AMENDED PLAN OF OPERATION FOR ROBERTSON PROPERTY FROM NEVADA BUREAU OF MINING REGULATION AND RECLAMATION (BMRR)

Coral Gold Resources Ltd. (CLH:TSX.V, CLHRF:USOTCBB; “Coral” or the “Company”) is pleased to announce that its US subsidiary Coral Resources Inc. has received notice from the Bureau of Mining Regulation and Reclamation (BMRR) of the State of Nevada that it has approved the Plan of Amendment for Coral Resources Inc.’s Robertson Project. The BMRR has sent the revised Reclamation Permit to Coral.

The Amended Plan of Operations (“APO”) was originally approved by the federal Bureau of Land Management (see news release dated Sept 16, 2013). Now that the APO has been approved by the State of Nevada (NDEP and subsidiary BMRR) and once the reclamation bond is adjusted Coral, can proceed with drilling and other programs at Robertson.

Background

In April 2010, SRK Consulting (US) Inc. ("SRK Consulting" or "SRK"), our environmental compliance and permitting consultants, submitted an APO to the BLM and the NDEP to allow us to carry out our work plan. A setback occurred when the BLM declined our drilling permit application because it deemed our existing Environmental Assessment ("EA") was out of date. In June 2010, we withdrew our original APO when the BLM determined that a new EA of the Robertson property would be required. Coral immediately commissioned SRK Consulting to commence work on the new EA which was to include third party studies on archeological, air quality, water, rodents, migratory species, raptors, reptiles, vegetation, insects and endangered species, as well as addressing a number of other environmental issues. As Coral anticipated, the work did not locate native religious sites or burial grounds, endangered species, etc. On September 24th, 2012, Coral announced that SRK had completed and submitted the EA to the BLM. After BLM review, comment period, and several amendments SRK finalized the EA and re-filed it in June 2013 which then went out for public comment which resulted in no significant challenges.

Compliance with the EA process was mandatory and has virtually prohibited exploration and development on the Robertson Property since 2010.

Qualified Person

Coral's projects are under the supervision of Chris Sampson, P.Eng, Coral Gold VP and Director, who is a qualified person within the context of National Instrument 43-101. Mr. Sampson has reviewed and approved the technical data herein.

ON BEHALF OF THE BOARD

“David Wolfin”
___________________________________
David Wolfin
President & Chief Executive Officer

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.   This release contains statements that are forward-looking statements and are subject to various risks and uncertainties concerning the specific factors disclosed under the heading “Risk Factors” and elsewhere in the Company’s periodic filings with Canadian securities regulators.  Such information contained herein represents management’s best judgment as of the date hereof based on information currently available.  The Company does not assume the obligation to update any forward-looking statement.